Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
(800) 579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES ANNOUNCES THIRD QUARTER RESULTS; UPDATES FOURTH QUARTER AND FULL YEAR GUIDANCE

--Reports Net Income of $0.31 Per Diluted Share--

HOUSTON, TX, November 17, 2005 -- Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the third quarter ended October 29, 2005 rose 7.3% to $306.0 million from $285.3 million for the prior year third quarter ended October 30, 2004. The increase in third quarter sales was driven by a comparable store sales gain of 3.9%, as well as revenue generated by new stores.

The Company further reported that net income increased to $9.1 million, or $0.31 per diluted share, versus $8.9 million, or $0.30 per diluted share, last year.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "Despite unseasonably warm weather during much of August and September, and the significant business disruptions we experienced due to two major Gulf Coast hurricanes, we managed to grow our comparable store sales by 3.9%, while our total sales increased by 7.3%, to $306.0 million. Most of our key merchandise categories achieved comparable store sales gains during the period, with our women's special sizes once again leading the way with a 14.7% increase. Additionally, our Peebles stores continued to benefit from our sales productivity initiatives, and each of our small, mid-size and large market store groups posted positive comparable store sales results."

Mr. Scarborough continued, "We also accomplished a number of important strategic and operational objectives during the quarter. We opened eleven new stores and expanded our geographic presence to thirty-one states by entering Connecticut and Georgia.   We also relocated six stores, remodeled four stores and expanded one store. Unfortunately, we had to close four stores due to damage that they sustained during hurricanes Katrina and Rita, but we currently expect to reopen all of them during 2006.   In August, we completed our three-for-two stock split. In September, we issued our first quarterly cash dividend in the amount of 2.5 cents per share. In October, we completed our $30 million Stock Repurchase Program. We also

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launched our initial two-store test of Clinique, by Estee Lauder in October in our Stage Division, and we are very pleased with our results. Additionally, we continued to make progress on our Peebles South Hill, Virginia distribution center and merchandising system initiatives, and we expect to complete both in January. Lastly, from a humanitarian perspective, we reached out to those whose lives were affected by hurricanes Katrina and Rita. Through a combination of internal initiatives and relief efforts, we provided significant assistance to those in need to help make their recovery a little easier."

Mr. Scarborough concluded, "Considering the challenges presented to us by the natural disasters during the quarter, I want to thank each of our 13,000 associates for their hard work, their charitable giving, and their dedication."

Total sales for the nine-month period ended October 29, 2005 increased 8.3% to $925.5 million from $854.8 million last year. Comparable store sales increased 5.3% versus an increase of 1.8% for the prior year. Net income for the period was $36.2 million, or $1.22 per diluted share, compared to $32.8 million, or $1.09 per diluted share, last year.

Stock Repurchase Program

The Company reported that, during the third quarter, it repurchased 1,260,549 shares of its common stock at a total cost of $33.6 million, resulting in an average price paid of $26.65 per share. The Company noted that the shares were repurchased using a combination of its $30.0 million Stock Repurchase Program, which has now been completed, and $3.6 million of proceeds that it received from the exercise of employee stock options. The 1.3 million shares repurchased in the third quarter raises the total number of shares that have been repurchased to date by the Company to approximately 6.5 million shares.

Fiscal 2005 - Fourth Quarter and Full Year Outlook

Fiscal 2005 - 4th Quarter:
The Company reaffirmed comfort with its previously provided sales and net income outlook ranges for the fourth quarter ending January 28, 2006 of $406.0 to $414.0 million, and $18.5 to $19.5 million, respectively, with the expectation of a comparable store sales increase in the low single digits. However, due to an anticipated higher diluted share count for the fourth quarter as compared to the Company's previous estimate, principally due to a higher stock price assumption, diluted earnings per share are now projected to be in a range of $0.64 to $0.67. In projecting diluted earnings per share, the Company used a diluted share count of 28.9 million

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shares, which is up from the 28.6 million shares used previously. This compares to the Company's previously provided earnings guidance for the fourth quarter of $0.65 to $0.68 per diluted share. The Company earned $18.6 million, or $0.62 per diluted share, last year.

In comparing this year's fourth quarter earnings outlook to last year's actual results, the Company noted that its fourth quarter projections include non-recurring costs expected to be incurred principally in connection with the closure of its Knoxville, Tennessee distribution center, as well as expenses associated with improvements being made to its South Hill, Virginia distribution center and merchandising system, of approximately $0.8 million, or $0.03 per diluted share, on an after tax basis.

Fiscal 2005 - Full Year:
Updating its outlook for the 2005 fiscal year ending January 28, 2006 to include actual results for the first three quarters of the year, the Company currently anticipates reporting revenues in the range of $1.332 to $1.340 billion, with the expectation of a comparable store sales increase in the upper low single digits. Net income is currently estimated to be in the range of $54.7 to $55.7 million, or earnings of $1.85 to $1.89 per diluted share, using an estimated diluted share count of 29.5 million shares. This outlook compares to earnings of $51.4 million, or $1.72 per diluted share, for the 2004 fiscal year.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss the third quarter's results. Interested parties can participate in the Company's conference call by dialing 703-639-1213. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, November 25, 2005.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small towns and communities through 554 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the fourth quarter of the 2005 fiscal year and for the full 2005 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 28, 2005, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(unaudited)

	Thirteen Weeks Ended			
	October 29, 2005		October 30, 2004	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 306,044	100.0%	$ 285,296	100.0%
Cost of sales and related buying, occupancy and distribution expenses	215,328	70.4%	201,170	70.5%
Gross profit	90,716	29.6%	84,126	29.5%
Selling, general and administrative expenses	73,936	24.2%	68,160	23.9%
Store pre-opening costs	1,293	0.4%	1,065	0.4%
Interest expense, net of interest income of $8 and $0, respectively	971	0.3%	774	0.3%
Income before income tax	14,516	4.7%	14,127	5.0%
Income tax expense	5,371	1.8%	5,227	1.8%
Net income	$ 9,145	3.0%	$ 8,900	3.1%

(1) Percentages may not foot due to rounding.

Basic and diluted earnings per share data:

Basic earnings per share	$ 0.34		$ 0.33	
Basic weighted average shares outstanding	27,030		26,794	
Diluted earnings per share	$ 0.31		$ 0.30	
Diluted weighted average shares outstanding	29,502		29,246	

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(unaudited)

	Thirty-Nine Weeks Ended			
	October 29, 2005		October 30, 2004	
	Amount	% to Sales (1)	Amount	% to Sales
Net sales	$ 925,534	100.0%	$ 854,826	100.0%
Cost of sales and related buying, occupancy and distribution expenses	647,888	70.0%	601,574	70.4%
Gross profit	277,646	30.0%	253,252	29.6%
Selling, general and administrative expenses	215,144	23.2%	197,832	23.1%
Store pre-opening costs	2,987	0.3%	1,561	0.2%
Interest expense, net of interest income of $136 and $13, respectively	2,085	0.2%	1,831	0.2%
Income before income tax	57,430	6.2%	52,028	6.1%
Income tax expense	21,249	2.3%	19,250	2.3%
Net income	$ 36,181	3.9%	$ 32,778	3.8%

(1) Percentages may not foot due to rounding.

Basic and diluted earnings per share data:

Basic earnings per share	$ 1.33		$ 1.19	
Basic weighted average shares outstanding	27,240		27,491	
Diluted earnings per share	$ 1.22		$ 1.09	
Diluted weighted average shares outstanding	29,688		30,072	

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)

(unaudited)

	October 29, 2005	January 29, 2005
ASSETS		
Cash and cash equivalents	$ 15,570	$ 40,455
Merchandise inventories, net	386,943	281,588
Current deferred taxes	23,549	24,031
Prepaid expenses and other current assets	29,652	22,278
Total current assets	455,714	368,352
Property, equipment and leasehold improvements, net	238,821	212,179
Goodwill	79,353	79,353
Intangible asset	14,910	14,910
Other non-current assets, net	14,461	12,205
Total assets	$ 803,259	$ 686,999
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 112,832	$ 74,957
Income taxes payable	2,469	11,024
Current portion of debt obligations	72	130
Accrued expenses and other current liabilities	68,017	57,080
Total current liabilities	183,390	143,191
Debt obligations	76,460	3,048
Deferred taxes	9,912	11,527
Other long-term liabilities	55,779	47,960
Total liabilities	325,541	205,726
Commitments and contingencies		
Common stock, par value $0.01, 75,000 shares authorized,		
32,633 and 32,107 shares issued, respectively	326	321
Additional paid-in capital	405,990	396,229
Less treasury stock - at cost, 6,448 and 4,625 shares, respectively	(143,515)	(94,828)
Minimum pension liability adjustment	(451)	(451)
Retained earnings	215,368	180,002
Stockholders' equity	477,718	481,273
Total liabilities and stockholders' equity	$ 803,259	$ 686,999

Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Thirty-Nine Weeks Ended October 29, 2005		Thirty-Nine Weeks Ended October 30, 2004	
Cash flows from operating activities:				
Net income	$	36,181	$	32,778
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Depreciation and amortization		30,043		26,724
Deferred income taxes		(1,133)		3,773
Amortization of debt issue costs		335		335
Provision for bad debts		-		311
Deferred stock compensation		592		173
Proceeds from sale of proprietary credit card portfolio, net		-		34,764
Construction allowances received from landlords		9,583		2,058
Changes in operating assets and liabilities:				
Decrease in accounts receivable and retained interest in receivables sold		-		2,880
Increase in merchandise inventories		(105,355)		(99,563)
(Increase) decrease in other assets		(8,549)		5,323
Increase in accounts payable and other liabilities		38,493		43,101
Total adjustments		(35,991)		19,879
Net cash provided by operating activities		190		52,657
Cash flows from investing activities:				
Additions to property, equipment and leasehold improvements		(58,492)		(32,260)
Proceeds from retirement of fixtures and equipment		391		16
Net cash used in investing activities		(58,101)		(32,244)
Cash flows from financing activities:				
Proceeds from (payments on):				
Revolving credit facility, net		73,461		34,210
Finance lease obligations		-		1,650
Repurchases of common stock		(48,687)		(61,701)
Debt obligations		(107)		(832)
Exercise of stock options		9,174		6,392
Payments of cash dividends		(815)		-
Net cash provided by (used in) financing activities		33,026		(20,281)
Net increase (decrease) in cash and cash equivalents		(24,885)		132
Cash and cash equivalents:				
Beginning of period		40,455		14,733
End of period	$	15,570	$	14,865
Supplemental disclosures:				
Interest paid	$	1,737	$	1,319
Income taxes paid	$	27,499	$	8,189